Zurich, April 6, 2021
Dear Shareholders
As the Chair of the Compensation Committee of the Board of Directors of Credit Suisse Group AG (Compensation Committee), I would like to provide you with this update to the 2020 Compensation Report. Unless this update provides otherwise, the 2020 Compensation Report, and the statements made therein, stand as written.
Recent developments
Since the publication of the Compensation Report on March 18, 2021, the Board of Directors (Board) has assessed the recent significant developments in connection with the US-based hedge fund.
Withdrawal of the previously proposed Executive Board variable compensation amounts and other actions
Under the current circumstances, the Board has resolved to withdraw its proposals regarding the variable compensation for the Executive Board, comprising the 2020 short-term incentive compensation (STI), which was determined based on 2020 performance, and the 2021 long-term incentive opportunities (LTI), for which payout would have been determined based on prospective performance over the three-year period 2021–2023.
Overall, the previously proposed Executive Board compensation will be reduced by the entire previously proposed variable compensation amount of CHF 40.8 million. Of this reduction, CHF 15.7 million will relate to the withdrawn 2020 STI and CHF 25.1 million to the withdrawn 2021 LTI.
At the upcoming 2021 AGM, shareholders will therefore only be asked to approve the maximum amount of fixed compensation for the Executive Board and the maximum amount of compensation for the Board for the 2021 AGM to 2022 AGM period.
The Compensation Committee will continue to monitor developments closely and will determine, based on the results of any investigation, any appropriate actions to be applied, including the application of the Group’s existing malus and clawback provisions on variable compensation awards to any applicable employees.
Waiver of the Chairman of the Board’s chair fee
The Chairman of the Board has proposed to waive his chair fee of CHF 1.5 million, which would have been awarded to him at the end of the 2020 AGM to 2021 AGM period. The Board has agreed to and approved his proposal.
On behalf of the Compensation Committee, I would like to thank you for your ongoing support.
Kai Nargolwala
Chair of the Compensation Committee
Member of the Board of Directors

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